Exhibit 99.1

REE Automotive Initial Order Book Value Grows to Approximately $25 Million, a 30% Increase Since End of August 2023

•	Company progresses towards full vehicle certification with expected first customer deliveries by the end of 2023 and production plan of up to 300 P7 trucks in 2024

•	REE Authorized Dealer Network grows to 15 dealers covering the U.S. and Canada

TEL AVIV (Oct. 18, 2023) – GlobeNewswire – REE Automotive Ltd. (Nasdaq: REE), an automotive technology company and provider of full by-wire electric trucks and platforms, today announced the continued expansion of its Authorized Dealer Network with three new dealers covering Wisconsin, Illinois and California, all placing binding orders for REE’s P7-C electric truck.

REE’s initial order book value grew by 30% since the end of August showing a strong growth representing a total combined order value of approximately $25 million1. As the Company gets closer to its targeted first customer deliveries this year, REE’s North American presence continues to grow with strong demand for P7 electric trucks including boxes, service bodies, step-in vans and platform bodies. On top of its competitive total cost of ownership (TCO), technological advantages, and delivery times, REE’s P7 lineup aims to help fleets meet the requirements at both the state and federal level for tax incentives.

REE’s new authorized dealers include Lynch Truck Center, C&M Motors and XPO Sales. REE’s Authorized Dealer Network covers the United States and Canada and offers a wide network of sales and support to fleets and truck owners who are looking to convert their fleets to electric.

“We are happy to welcome Lynch Truck Center, C&M Motors and XPO Sales to our authorized dealer network,” said Tali Miller, chief business officer at REE Automotive. “Our dealers provide us with excellent exposure to the largest fleets in North America, as well as being part of our service and support network. We have a well-established supply chain, including Microvast battery packs, so we are ready to ramp up production and fill the orders in our book. With the strong incentives for electrification in the U.S., our customers can benefit from federal incentives up to $40,000 per vehicle, and up to $100,000 of incentives per vehicle in certain states.”

REE continues to make steady progress on certifying its P7 electric truck lineup as supported by its recent EPA certification and confirmed FMVSS certification-feasibility of its x-by-wire system.

To further support customer needs, REE is collaborating with market leading work-truck body manufacturers, Knapheide and Morgan Truck Body. These partnerships offer dealers and their fleet customers a complete Powered by REE vehicle, with new design applications, including boxes, service bodies, and platform bodies.

As previously shared, approved dealers are also supported by REE’s agreement with Mitsubishi HC Capital America to provide a customized finance solution for REE’s network. This agreement is designed to streamline the process of obtaining financing for dealers looking to purchase Powered by REE vehicles and accelerate the path to electrification for fleets looking to make the transition to EV.

[1]	The Company’s order book is determined by management based on purchase orders received by the Company. The number of P7 units included in the order book as of October 18, 2023 includes 175 P7 units under firm orders (i.e. binding orders) and the remaining of units ordered that are binding orders with certain additional conditions as set forth in the order. The dollar value of the order book is determined based on the pricing of each unit included in the order book. The Company’s presentation of the order book should not be construed as a representation by the Company that the units included in its order book will translate into actual sales or revenue.

About the new dealers

Lynch Truck Center is one of the largest commercial, fleet and tow truck suppliers in the United States serving Wisconsin, Chicago, Denver and customers nationwide. The Lynch family has a long history in automotive sales, parts and service that dates back to the 1950s. Its family of businesses also include LDV, Inc, which is the nation’s largest supplier of custom specialty vehicles. Their motto, ‘The Right Truck, Right Now’ has been a driver of this growth, offering the largest selection of both new and used light and medium duty commercial trucks, tow trucks, wreckers, rollbacks, carriers and heavy duty towing equipment.

C&M Motors Inc is a full-service truck leasing and sales company servicing the greater San Diego area since 1982. C&M Motors is family owned and operated, yet offers all the benefits of nationwide service and roadside assistance as a member of Nationalease. It sells and services a premium selection of new and used commercial trucks, including specialty trucks like moving trucks, refrigeration trucks, flat beds, bobtails, dump bodies, tow bodies and more. In addition to its Service and Parts departments, C&M also has an onsite full-service collision center.

XPO Sales is a new and used automotive dealer specializing in airport, parking, and hotel shuttles. XPO Sales focuses its attention on service and quality and supporting ever-changing fleet environments. XPO Sales is taking Green Energy a step further, by bringing electric vehicles and electric energy to LAX and soon to other Airports around the United States.

These three new dealers in REE’s authorized dealer network join the previously announced Jim Reed’s Truck Sales, Fleet Direct, Specialty Vehicles & Equipment (formerly Kirkman Bus & Truck Sales), McCandless Truck Center, FMI Truck Sales & Services, Industrial Power & Truck Equipment (IPT), Monarch Truck Center, New England Truck Solutions (NETS), Pritchard EV, RY-DEN Truck Center, Tom’s Truck Center and The Truck Shop. Find the entire network on the dedicated dealer page on the REE website.

Dealers interested in carrying REE vehicles can contact our business group at https://ree.auto/dealers.

To learn more about REE Automotive’s patented technology and unique value proposition that position the company to break new ground in e-mobility, visit www.ree.auto.

Media Contact

Malory Van Guilder

Skyya PR for REE Automotive

+1 651-335-0585

ree@skyya.com

Investor Contact

Kamal Hamid

VP Investor Relations | REE Automotive

+1 303-670-7756

investors@ree.auto

About REE Automotive

REE Automotive (Nasdaq: REE) is an automotive technology company that allows companies to build electric vehicles of various shapes and sizes on their modular platforms. With complete design freedom, vehicles “Powered by REE” are equipped with the revolutionary REEcorner™, which packs critical vehicle components (steering, braking, suspension, powertrain and control) into a single compact module positioned between the chassis and the wheel. With proprietary by-wire technology for drive, steer and brake control that eliminate the need for mechanic connections, all four identical REEcorners™ enable REE to build the industry’s flattest EV platforms with more room for passengers, cargo and batteries. REE platforms are future proofed, autonomous capable, offer a low TCO, and drastically reduce the time to market for fleets looking to electrify. To learn more visit www.ree.auto.

Caution About Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements regarding REE or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to plans, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “aim” “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would”, “designed,” “target” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward-looking statements. Forward-looking statements in this communication may include, among other things, statements about REE’s strategic and business plans, technology, relationships and objectives, including its ability to meet certification requirements, the impact of trends on and interest in our business, or product, intellectual property, REE’s expectation for growth, and its future results, operations and financial performance and condition.

These forward-looking statements are based on REE’s current expectations and assumptions about future events and are based on currently available information as of the date of this communication and current expectations, forecasts, and assumptions. Although REE believes that the expectations reflected in forward-looking statements are reasonable, such statements involve an unknown number of risks, uncertainties, judgments, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this communication speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur.

Uncertainties and risk factors that could affect REE’s future performance and could cause actual results to differ include, but are not limited to: REE’s ability to commercialize its strategic plan, including its plan to successfully evaluate, obtain regulatory approval, produce and market its P7 lineup; REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; development of REE’s advanced prototypes into marketable products; REE’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers; REE’s estimates of unit sales, expenses and profitability and underlying assumptions; REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products; REE’s limited operating history; risks associated with building out of REE’s supply chain; risks associated with plans for REE’s initial commercial production; REE’s dependence on potential suppliers, some of which will be single or limited source; development of the market for commercial EVs; risks associated with data security breach, failure of information security systems and privacy concerns; risks related to lack of compliance with Nasdaq’s minimum bid price requirement; future sales of our securities by existing material shareholders or by us could cause the market price for the Class A Ordinary Shares to decline; potential disruption of shipping routes due to accidents, political events, international hostilities and instability, piracy or acts by terrorists; intense competition in the e-mobility space, including with competitors who have significantly more resources; risks related to the fact that REE is incorporated in Israel and governed by Israeli law; REE’s ability to make continued investments in its platform; the impact of the COVID-19 pandemic, interest rate changes, the ongoing conflict between Ukraine and Russia and/or the conflict between Hamas and Israel and any other worldwide health epidemics or outbreaks that may arise and adverse global conditions, including macroeconomic and geopolitical uncertainty; the global economic environment, the general market, political and economic conditions in the countries in which we operate; fluctuations in interest rates and foreign exchange rates; the need to attract, train and retain highly-skilled technical workforce; changes in laws and regulations that impact REE; REE’s ability to enforce, protect and maintain intellectual property rights; REE’s ability to retain engineers and other highly qualified employees to further its goals; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in REE’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 28, 2023 and in subsequent filings with the SEC.

3